Sharon D. Mitchell, Attorney at Law
SD Mitchell & Associates, PLC
57492 Onaga Trail ∙ Yucca Valley, California 92284
829 Harcourt Rd. ∙ Grosse Pointe Park, Michigan 48230
 (248) 515-6035 (Phone) (248) 751-6030 (Facsimile) sharondmac2013@gmail.com

*Admitted in Michigan

22 February 2021

Mr. Daniel Morris
Mr. Erin Jaskot
United States Securities
 And Exchange Commission
Division of Corporation Finance
Mail Stop 3561
Washington, D.C. 20549

RE:	Emaginos, Inc. Offering Statement on Form 1-A Filed November 25, 2020 File No. 024-11373

Dear Mr. Morris:
Further to our receipt of verbal confirmation from your office that all comments on Emaginos, Inc.’s (the “Company”) Offering Statement on Form 1-A have been satisfied, we are now in a position to proceed with the Company’s Form 1-A Regulation A offering, subject to the SEC issuing a notice qualifying our Offering Statement. Accordingly, we hereby request the SEC qualify our Offering Statement on Form 1-A effective 12:00 p.m. eastern time on Thursday, February 25, 2020 and issue a notice to that effect.
In connection with the foregoing request, the Company hereby confirms and acknowledges that:

1.	should the Commission or the staff, acting pursuant to delegated authority, qualify the filing, it does not foreclose the Commission from taking any action with respect to the filing;

2.
the action of the Commission or the staff, acting pursuant to delegated authority, in qualifying the filing, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3.	the Company may not assert staff comments and/or qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

 Should have any questions or comments regarding this submission or response, please feel free to contact the me at any time.  Thank you for your ongoing courtesy in this matter.

SD Mitchell & Associates, PLC

By: /s/Sharon D. Mitchell
      Sharon D. Mitchell